UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Certified Technologies Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

15707T100
(CUSIP Number)

Guosheng Xu
c/o Zhaoheng Hydropower Company
F/19, Unit A, JingFengCheng Building
5015 Shennan Road, Shenzhen PRC 518025

With copies to:
Christopher S. Auguste, Esq.
1177 Avenue of the Americas
New York, New York 10036
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

March 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ]

SCHEDULE 13D
CUSIP No. 15707T100

1.           Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

Guosheng Xu

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)           [   ]

(b)           [   ]

3.           SEC Use Only

4.           Source of Funds (See Instructions)                                  OO

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [    ]

6.           Citizenship or Place of OrganizationPeople’s Republic of China

Number of                           7.           Sole Voting Power      70,259,140
Shares Bene-
ficially Owned                     8.           Shared Voting Power            0
By Each
Reporting                             9.           Sole Dispositive Power70,259,14        0
Person With
                 10.           Shared Dispositive Power           0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person
70,259,140

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [  ]

13.           Percent of Class Represented by Amount in Row (11)   98.00%

14.           Type of Reporting Person (See Instructions)   IN

Introduction

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Certified Technologies Corporation (the “Company”).

The principal executive offices of the Company are located at F/19, Unit A, JingFengCheng Building, 5015 Shennan Road, Shenzhen PRC 518025.

Item 2.                        Identity and Background

This statement is filed by Guosheng Xu (the “reporting person”) with respect to the  70,259,140 shares of Common Stock owned by Embedded Internet Solutions Limited, a Cayman Islands company wholly-owned by the reporting person.   The reporting person is the sole director and officer of Embedded Internet Solutions Limited.

The reporting person is the Chairman and Chief Executive Officer of the Company, and a citizen of the People’s Republic of China.  His business address is F/19, Unit A, JingFengCheng Building, 5015 Shennan Road, Shenzhen PRC 518025.

During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

This Schedule 13D relates to shares of Common Stock beneficially owned by the reporting person upon consummation of the share exchange (the “Share Exchange”) pursuant to a Share Exchange Agreement dated March 13, 2008 (the “Share Exchange Agreement”) by and among the Company and Guosheng Xu, the sole existing holder of all of the outstanding capital stock of Zhaoheng Investment Limited (BVI), a British Virgin Islands corporation (“Zhaoheng BVI”). As a result of the Share Exchange, which was consummated on March 13, 2008, the shares of Zhaoheng BVI capital stock owned by the reporting person prior to the Share Exchange were exchanged for 69,686,970 shares of Common Stock of the Company issued to the Embedded Internet Solutions Limited, a Cayman Islands company wholly-owned by Guosheng Xu (“Embedded Internet”).  Contemporaneously with the closing of the Share Exchange, Michael Friess and Sanford Schwartz, each a holder of more than five percent of the Company’s outstanding shares of Common Stock, completed a sale of approximately 572,170 shares of Common Stock owned by them to Embedded Internet pursuant to a stock purchase agreement.

Item 4.    Purpose of Transaction

The purpose of the Share Exchange was for the Company to obtain 100% ownership of Zhaoheng BVI.

Except as contemplated by the Share Exchange Agreement or related agreements, the reporting person  does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company;  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;  (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;  (e) any material change in the present capitalization or dividend policy of the Company;  (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;  (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any similar action to those enumerated above.

Item 5.    Interest in Securities of the Issuer

The reporting person beneficially owns 70,259,140 shares of Common Stock.  The reporting person possesses sole power to vote and dispose of the shares.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the reporting person on the date hereof, except to the extent set forth herein, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

1.   Share Exchange Agreement (incorporated by reference from Exhibit 10.1 to Company’s Current Report on Form 8-K, filed May 14, 2008).

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2008

            /s/ Guosheng Xu
                Guosheng Xu